SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

SIRIUS XM HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

82968B103

(CUSIP Number)

Renee L. Wilm, Esq.

Chief Legal Officer and Chief Administrative Officer

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 82968B103

1.	Names of Reporting Persons Liberty Media Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,205,832,796 shares (1)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 3,205,832,796 shares (1)
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,205,832,796 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.
13.	Percent of Class Represented by Amount in Row (11) 83.5% (2)
14.	Type of Reporting Person (See Instructions) CO

(1) All of the shares beneficially owned by Liberty Media Corporation are held indirectly through wholly-owned subsidiaries of Liberty Media Corporation.

(2) Based on the 3,838,939,821 shares of common stock, par value $0.001 per share, of Sirius XM Holdings Inc. (the “Issuer”) outstanding as of October 27, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 8)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

SIRIUS XM HOLDINGS INC.

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Sirius XM Holdings Inc., a Delaware corporation (the “Issuer”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) with respect to the Issuer and its predecessor by Liberty Media Corporation, a Delaware corporation (the “Reporting Person” or “Liberty”), on January 22, 2013, as amended by Amendment No. 1 filed with the Commission on May 10, 2013, Amendment No. 2 filed with the Commission on October 15, 2013, Amendment No. 3 filed with the Commission on January 3, 2014, Amendment No. 4 filed with the Commission on March 17, 2014, Amendment No. 5 filed with the Commission on November 3, 2014, Amendment No. 6 filed with the Commission on November 4, 2021 and Amendment No. 7 filed with the Commission on September 26, 2023 (together, the “Liberty Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.

This amended statement on Schedule 13D constitutes Amendment No. 8 to the Liberty Schedule 13D (this “Amendment”). Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D. Except as set forth herein, the Liberty Schedule 13D is unmodified.

Item 4. Purpose of Transaction

The information contained in Item 4 of the Liberty Schedule 13D is hereby amended to delete the last two paragraphs thereof and supplemented to include the following information:

On September 22, 2023, the Reporting Person communicated a proposal to the Special Committee of the Board of Directors (the “Sirius XM Board”) of the Issuer which outlined the terms of a proposed combination of the Reporting Person’s Liberty SiriusXM tracking stock group (“LSXM”) with the Issuer to form a new, consolidated public company.

On December 11, 2023, the Reporting Person entered into definitive agreements whereby, subject to the terms thereof, Liberty Sirius XM Holdings Inc., a Delaware corporation and a wholly owned subsidiary of the Reporting Person (“New Sirius”), would split-off from the Reporting Person, and Radio Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of New Sirius (“Merger Sub”), would combine with the Issuer to create a new public company renamed “SiriusXM Holdings Inc.” The transactions would be effectuated by means of a redemptive split-off of New Sirius (the “Split-Off), which will own all of the assets and liabilities attributed to LSXM, followed by New Sirius combining with the Issuer through the merger of Merger Sub with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of New Sirius (the “Merger” and together with the Split-Off, the “Transactions”).

To effect the Transactions, on December 11, 2023, the Reporting Person entered into (i) a Reorganization Agreement (the “Reorganization Agreement”) with the Issuer and New Sirius, and (ii) an Agreement and Plan of Merger (the “Merger Agreement”) with New Sirius, the Issuer and Merger Sub.

In addition, in connection with the Reorganization Agreement and the Merger Agreement, on December 11, 2023, certain trusts related to Dr. John C. Malone (collectively, the “Malone Stockholders”) entered into a Voting Agreement (the “Voting Agreement”) with the Reporting Person, New Sirius and the Issuer, pursuant to which, among other things, the Malone Stockholders have agreed, subject to the terms of the Voting Agreement, to vote their respective shares of the Reporting Person’s Series A Liberty SiriusXM common stock, par value $0.01 per share (“LSXMA”), and the Reporting Person’s Series B Liberty SiriusXM common stock, par value $0.01 per share (“LSXMB”), in favor of the Split-Off.

The terms of the Reorganization Agreement, Merger Agreement and Voting Agreement are summarized below.

Reorganization Agreement

Pursuant to, and subject to the terms and conditions of, the Reorganization Agreement, the Split-Off would be accomplished by a redemption by the Reporting Person of each outstanding share of LSXMA, LSXMB and the Reporting Person’s Series C Liberty SiriusXM common stock, par value $0.01 per share, in exchange for a number of shares of common stock of New Sirius, par value $0.001 per share (“New Sirius Common Stock”), equal to the Exchange Ratio (as defined in the Reorganization Agreement), with cash paid in lieu of any fractional shares of New Sirius Common Stock. As a result of the Split-Off, New Sirius would become an independent, publicly traded company with one class of common stock outstanding immediately following the Split-Off, and its sole assets and liabilities will consist of all of the businesses, assets and liabilities attributed to LSXM (collectively, the “New Sirius Assets and Liabilities”).

The foregoing description of the Reorganization Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Reorganization Agreement, which is included as Exhibit 7(g) to this Amendment and incorporated into this Item 4 by reference. In addition, for further information on the Split-Off and the Reorganization Agreement, including further information regarding the Exchange Ratio, see the Form 8-K filed by the Reporting Person with the Commission on December 12, 2023 (the “Form 8-K”).

Merger Agreement

The Merger Agreement provides that, concurrently with (but following) the Split-Off, Merger Sub will be merged with and into the Issuer, with the Issuer surviving the Merger as a wholly owned subsidiary of New Sirius. Upon completion of the Split-Off and the Merger, New Sirius would own and hold, directly or indirectly, the New Sirius Assets and Liabilities (other than liabilities satisfied in connection with the Merger), and the Issuer would become a wholly owned subsidiary of New Sirius.

Pursuant to, and subject to the terms and conditions of, the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held by the Issuer as treasury stock or beneficially owned by New Sirius and its subsidiaries), would be converted into the right to receive one share of New Sirius Common Stock.

Prior to the execution of the Merger Agreement, Liberty Radio, LLC, a wholly owned subsidiary of the Reporting Person, that holds a majority of the outstanding shares of Common Stock, in its capacity as a stockholder of the Issuer, delivered to the Issuer a written consent pursuant to Section 228 of the General Corporation Law of the State of Delaware, adopting the Merger Agreement and approving the transactions contemplated by the Merger Agreement, including the Merger. As a result, no meeting of the stockholders of the Issuer is expected to be held in connection with the Transactions.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is included as Exhibit 7(h) to this Amendment and incorporated into this Item 4 by reference. In addition, for further information on the Merger and the Merger Agreement, see the Form 8-K.

Voting Agreement

The Voting Agreement provides that, among other things, the Malone Stockholders have agreed to vote their respective shares of LSXMA and LSXMB, representing approximately 48% of the total voting power of the issued and outstanding shares of LSXMA and LSXMB in the aggregate, in favor of the Split-Off and the transactions contemplated thereby, except that they will only vote shares representing approximately 33.37% in favor of thereof in the event that the board of directors of the Reporting Person changes its recommendation and the Issuer elects not to terminate the Merger Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is included as Exhibit 7(i) to this Amendment and incorporated into this Item 4 by reference. In addition, for further information on the Voting Agreement, see the Form 8-K.

Other than as described herein, the Reporting Person does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the Sirius XM Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Sirius XM Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may determine to change its intentions with respect to the Issuer at any time in the future, including with respect to the Merger, and may, for example, elect (i) to acquire additional shares of Common Stock or (ii) to dispose of all or a portion of its holdings of shares of Common Stock, as the case may be. In reaching any determination as to its future course of action, the Reporting Person will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person, tax considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of the Liberty Schedule 13D is amended and restated in its entirety as follows:

(a) As of December 1, 2023, the Reporting Person beneficially owns 3,205,832,796 shares of Common Stock, which represent approximately 83.5% of the outstanding shares of Common Stock, calculated pursuant to Rule 13d-3 of the Exchange Act and based upon the 3,838,939,821 shares of Common Stock outstanding as of October 27, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. John C. Malone, Gregory B. Maffei and Evan D. Malone beneficially own 267,141 shares, 918,865 shares and 450,158 shares of Common Stock, respectively, as of the date hereof, which, with respect to Messrs. Maffei and Evan D. Malone, includes 278,534 and 278,534 stock options, respectively, exercisable within the next 60 days.

(b) The Reporting Person has the sole power to vote or to direct the voting of shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares. All of the shares beneficially owned by the Reporting Person are held indirectly through wholly-owned subsidiaries of the Reporting Person.

(c) No transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 6 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following:

The information contained in Item 4 of this Amendment is incorporated by reference into this Item.

Item 7. Material to be Filed as Exhibits

The information contained in Item 7 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following:

7(f)	Assistant Secretary’s Certificate of Liberty Media Corporation (incorporated by reference to Exhibit 7(f) to the Reporting Person’s Schedule 13D/A (SEC File No. 005-50791) filed with the Commission on September 26, 2023).
7(g)	Reorganization Agreement, dated December 11, 2023, by and among Liberty Media Corporation, Liberty Sirius XM Holdings Inc. and Sirius XM Holdings Inc. (incorporated by reference to Exhibit 10.1 to the Reporting Person’s Form 8-K (SEC File No. 001-35707) filed with the Commission on December 12, 2023).
7(h)	Agreement and Plan of Merger, dated December 11, 2023, by and among Liberty Media Corporation, Liberty Sirius XM Holdings Inc., Radio Merger Sub, LLC and Sirius XM Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Reporting Person’s Form 8-K (SEC File No. 001-35707) filed with the Commission on December 12, 2023).
7(i)	Voting Agreement, dated December 11, 2023, by and among Liberty Media Corporation, Liberty Sirius XM Holdings Inc., Sirius XM Holdings Inc., The John C. Malone 1995 Revocable Trust, The Leslie A. Malone 1995 Revocable Trust, The Malone Family Land Preservation Foundation and the John C. Malone June 2003 Charitable Remainder Unitrust (incorporated by reference to Exhibit 10.2 to the Reporting Person’s Form 8-K (SEC File No. 001-35707) filed with the Commission on December 12, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2023	LIBERTY MEDIA CORPORATION

	By:	/s/ Brittany A. Uthoff
Name: Brittany A. Uthoff
Title: Vice President and Assistant Secretary